UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-09043

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: BROAD STREET REALTY, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 11911 Freedom Drive, Suite 450

City, State and Zip Code: Reston, Virginia 20190

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Broad Street Realty, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2025 (the “Quarterly Report”) within the prescribed time period. As previously disclosed, on April 8, 2025, CF Flyer PE Investor LLC (the “Fortress Member”) rescinded its waiver of a trigger event under the Amended and Restated Limited Liability Company Agreement (the “Eagles Sub-OP Operating Agreement”) of Broad Street Eagles JV LLC (the “Eagles Sub-OP”), by and between Broad Street Operating Partnership, LP, the Company’s operating partnership (the “Operating Partnership”), and the Fortress Member, and removed the Operating Partnership as the managing member of the Eagles Sub-OP in accordance with the terms of the Eagles Sub-OP Operating Agreement (the “Rescission and Removal Notice”). As a result of the Rescission and Removal Notice, the Fortress Member automatically became the managing member of the Eagles Sub-OP in accordance with the terms of the Eagles Sub-OP Operating Agreement. The Fortress Member has full control of all cash accounts owned by the Eagles Sub-OP and its subsidiaries, which accounts hold substantially all cash of the Company. Any use of such cash by the Company or the Operating Partnership requires the consent of the Fortress Member. All of the Company’s properties are owned by subsidiaries of the Eagles Sub-OP. The Company requires additional time to complete its analysis of the financial and accounting impacts of the Rescission and Removal Notice and to finalize the related disclosures in the Quarterly Report, and to provide its independent registered public accounting firm sufficient time to review the financial statements and related information included in the Quarterly Report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Z. Jacoby	(301)	828-1200
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects total revenues for the three months ended March 31, 2025 to be $10.6 million, an increase of approximately $0.5 million, or 5%, compared to the three months ended March 31, 2024, as a result of approximately $0.3 million and $0.2 million increases in rental income and commissions, respectively. The increase in rental income is primarily due to an increase in recoveries from tenants, and the increase in commissions is due to a higher transaction volume of leasing.

The Company currently expects total operating expenses for the three months ended March 31, 2025 to be $10.8 million, a decrease of approximately $0.2 million, or 2%, compared to the three months ended March 31, 2024, primarily due to (i) a $0.2 million decrease in depreciation and amortization expense primarily related to a $0.3 million decrease in amortization of in-place lease intangibles and a $0.1 million increase in amortization of real property depreciation, (ii) a $0.2 million decrease in bad debt expense due to cash received for commissions that were previously written off due to uncollectability and (iii) a $0.1 million decrease in impairment of real estate assets relating to early lease terminations. These decreases were partially offset by (i) a $0.2 million increase in cost of services, (ii) a $0.1 million increase in property operating expenses and (iii) a $0.1 million increase in general and administrative expenses primarily due to professional service fees.

The Company currently expects operating loss for the three months ended March 31, 2025 to be $0.2 million, compared to $0.9 million for the three months ended March 31, 2024.

The Company currently expects total other expenses for the three months ended March 31, 2025 to be $5.4 million, compared to $0.9 million for the three months ended March 31, 2024.

The Company currently expects net loss for the three months ended March 31, 2025 to be $5.6 million, compared to $1.9 million for the three months ended March 31, 2024.

As of March 31, 2025, the Company had three mortgage loans with a combined principal balance outstanding of approximately $24.0 million that will mature within twelve months of the expected issuance date of the Company’s financial statements in the Quarterly Report. Additionally, all of the Company’s properties are owned by subsidiaries of the Eagles Sub-OP. The Fortress Member, in its capacity as managing member of Eagles Sub-OP, intends to cause the Eagles Sub-OP to sell one or more properties to third-party buyers unaffiliated with the Fortress Member until its preferred investment in the Eagles Sub-OP (the “Preferred Equity Investment”) has been redeemed for the Redemption Amount (as defined in the Eagles Sub-OP Operating Agreement) and the entire outstanding principal balance of the mezzanine loan secured by the Company’s subsidiary that owns Midtown Row (the “Fortress Mezzanine Loan”) and the prepayment premium therefor (the “Prepayment Premium”) has been repaid. Further, the Fortress Member is currently marketing certain of the properties for sale. The Company can provide no assurances as to the timing of the sales of the properties or that the properties will be successfully sold. As of March 31, 2025, the Redemption Amount was $111.9 million and the outstanding principal balance of the Fortress Mezzanine Loan and the Prepayment Premium was $19.1 million. The combined carrying amount of the Preferred Equity Investment and the Fortress Mezzanine Loan was approximately $118.3 million at March 31, 2025. Based on the above, the Company expects to disclose in the Quarterly Report that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the expected issuance date of the Company’s financial statements in the Quarterly Report. The Company’s ability to continue as a going concern is dependent on its ability to find third-party equity and/or debt financing to pay off the Preferred Equity Investment and the Fortress Mezzanine Loan or the Fortress Member’s ability to sell properties as described above.

The Company believes that its results contained herein for the three months ended March 31, 2025 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the review and filing of the Quarterly Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Quarterly Report and the Company’s expected financial results for three months ended March 31, 2025. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

BROAD STREET REALTY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Z. Jacoby
Michael Z. Jacoby, Chief Executive Officer

May 16, 2025